14049104

UNITED STATES
[redacted]ECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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SEC FILE NUMBER
8-40372

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2013 AND ENDING DECEMBER 31, 2013

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

Raven Securities Corp. FIRM ID. NO

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 7 2014
04 REGISTRATIONS BRANCH

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

C/O Accounting & Compliance International 40 Wall Street 17th Floor

NEW YORK,	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg **(TEL) 212-668-8700**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 New York NY 10038

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Fady Giovanni Tanios , swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of RAVEN SECURITIES CORP, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

x ______________________
Signature

CEO
Title

x ______________________
Notary Public

MARGERY NELL MURRIEL
Notary Public, State of New York
No. 01MU6247130
Qualified in Kings County
Commission Expires August 22, 2015

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Raven Securities Corporation

STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

Cash			$	375,011
Clearing Deposit				209,454
Commissions Receivable				498,206
Other Receivables				70,348
Prepaid Expenses				9,678
Property and equipment at cost				
Office Equipment	$	14,520		
Accumulated Depreciation		14,520		-
TOTAL ASSETS			$	1,162,697

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities				
Accrued Expenses			$	467,884
Total Liabilities				467,884
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS				
Pursuant to Suboordnated Loan Agreements				1,200,000
STOCKHOLDERS' EQUITY				
Common stock-par value $1,000 Authorized -10 shares Issued-10 shares	$	10,000		
Additional paid-in-capital		150,000		
Retained Earnings		(32,357)		
Net (loss) for year		(632,830)		(505,187)
Total Liabilities and Equity			$	1,162,697

SEE NOTES TO FINANCIAL STATEMENTS

RAVEN SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

1. ORGANIZATION AND NATURE OF BUSINESS

Raven Securities Corporation ("The Company") is a New York corporation conducting business as a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves the related books and records as are primarily kept by a clearing broker/dealer.

2. SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Amounts received and payable for securities and transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. There is no material difference between settlement date and trade date accounting

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The amount of current federal, state and city income taxes payable is recognized as of the date of the financial statements, utilizing currently enacted laws and rates. The Company evaluates each tax position taken on its tax returns and recognizes a liability for any tax position deemed less likely than not to be sustained under examination by the relevant taxing authorities. The Company's open tax years subject to examination by the relevant taxing authorities are 2010, 2011 and 2012

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses

Depreciation

Depreciation of property and equipment is provided for over the useful life on a straight-line basis.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety (90) days, which are not held for sale in the ordinary course of business

RAVEN SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

3. CONCENTRATIONS OF CASH

The Company at times has cash deposits that exceed $250,000 in one account. The Federal Deposit Insurance Corporation (FDIC) insures only the first $250,000 in member bank. At December 31, 2013, the Company's uninsured cash balance totaled $125,511.

4. RELATED PARTY TRANSACTIONS

The Company recognized $84,876 in commission revenue from White Bay PT, LLC, a related party. The Company had a commission receivable in the amount of $15,918 from White Bay PT, LLC as of December 31, 2013

5. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Subordinated liabilities in the amount of $1,200,000 consist of two notes covered by subordinated loan agreements with were approved by FINRA. The first note was for $700,000. $500,000 was repaid during 2012, with an additional $150,000 repaid during 2013. The $650,000 repayment was approved by FINRA. This note matures on September 30, 2020 and bears interest of 8%.

The second note for $1,150,000 matures on June 10, 2018 and bears a 0% interest rate.

The second note was issued to finance the payment of a FINRA penalty (Note 6).

6. CONTINGENT LIABILITIES-FINRA SETTLEMENT

In 2012, FINRA investigated certain transactions that were initiated by customers of the Company. As a result of the investigation, FINRA assessed a penalty up to a maximum amount of $1,250,000 to be allocated between the Company and the customers to the transaction. At December 31, 2012, the terms and conditions of the settlement were still being negotiated.

As of December 31, 2012, the Company accrued $250,000 based upon an assessment made by outside counsel and the range of possible outcomes. In addition, the stockholders indicated that any settlement above the accrued amount would result in additional subordinated contributions or loans.

In 2013 the Company was assessed $1,150,000 which was paid through the issuances of subordinated debt. $900,000 was expensed in 2013, in addition to the $250,000 accrued for in 2012, included in NYSE Dues and Expenses.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $490,620 which was $459,428 in excess of its required net capital of $31,192.

8. INCOME TAXES

As of December 31, 2013, the Company has a net operating loss of approximately $630,000 for income tax purposes. This carry-forward will expire in 2032. A valuation allowance of $94,500 has been established to offset the deferred tax asset arising from this carry-forward. Therefore, no deferred tax assets have been recorded on the accompanying statement of financial condition

---

A copy of the Firm's Statement of Financial Condition as of December 31, 2013, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Raven Securities Corp.
c/o Accounting and Compliance International
40 Wall Street – 17th Floor
New York, NY 10005

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Raven Securities Corp., (the Company) as of December 31, 2013.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Raven Securities Corp., as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 22, 2014

RAVEN SECURITIES CORP

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

For the year ended December 31, 2013

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

To the Board of Directors of
Raven Securities Corp.
c/o Accounting and Compliance International
40 Wall Street – 17th Floor
New York, NY 10005

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Raven Securities Corp.("Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC., solely to assist you in evaluating the Company's compliance with Rule 17a-5(e)(4). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1- Compared the listed assessment payments with respective cash disbursement records entries, noting no exceptions;
2- Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013, noting no exceptions;
3- Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no exceptions;
4- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no exceptions; and
5- Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP (NY)
February 22, 2014

RAVEN SECURITIES, CORP.

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

For the year ended December 31, 2013

Determination of SIPC Net Operating Revenues:

Total Revenues (FOCUS line 12/ Part IIA line 9)	$ 4,186,604
Additions	-
Deductions	(504,451)
SIPC Net Operating Revenues	$ 3,682,153

Determination of General Assessment:

SIPC Net Operating Revenues:	$ 3,682,153
General Assessment @ .0025	9,205

Assessment Remittance:

Less: Payment made with Form SIPC 6 in July, 2013	4,848
Assessment Balance Due	$ 4,357

Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the year ended December 31, 2013:

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7	$ 3,682,153
SIPC Net Operating Revenues as computed above	3,682,153
Difference	$ -